                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   561063-10-8
                                 (CUSIP Number)

                                 JOHN P. KRAMER
                        KENSINGTON INVESTMENT GROUP, INC.
                            4 ORINDA WAY, SUITE 220D
                            ORINDA, CALIFORNIA 94563
                                 (925) 253-2949
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                             LAWRENCE LEDERMAN, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                 March 10, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.
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                                  SCHEDULE 13D

CUSIP NO.: 561063-10-8

(1)      NAME OF REPORTING PERSON:  Kensington Investment Group, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  68-0309666

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)       |_|

         (b)       |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  AF; OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  496,350

(8)      SHARED VOTING POWER:  0

(9)      SOLE DISPOSITIVE POWER:  496,350

(10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  496,350

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.60%

(14)     TYPE OF REPORTING PERSON:  CO; IA

                                  SCHEDULE 13D



CUSIP NO.:  561063-10-8

(1)      NAME OF REPORTING PERSON:  John P. Kramer

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  0

(8)      SHARED VOTING POWER:  0

(9)      SOLE DISPOSITIVE POWER: 0

(10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:  I

                  This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 6, 2000 (the "Schedule 13D"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                  This Amendment No. 1 is being filed by Kensington Investment Group, Inc. (the "Reporting Person") and John P. Kramer.

ITEM 1.       SECURITY AND ISSUER.

                  Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"), with its principal executive offices located at 30200 Telegraph Road, Suite 105, Bingham Farms, Michigan 48025. The Common Stock is the only class of securities of the Company entitled to vote in the election of directors and on the other matters on which shareholders of the Company are entitled to vote.



ITEM 4.       PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:


                  Pursuant to a letter dated March 3, 2000, the Reporting Person requested representation on the Board of Directors of the Company in order to have direct input into the Board's current deliberations to enhance shareholder value. Since that date, the Reporting Person has had discussions with the Company regarding representation on the Board of Directors. The Company has proposed to increase the size of the Board by one director and to elect a designee of the Reporting Person. However, the Reporting Person has not been satisfied with the Company's response to its request for representation on the Board. Accordingly, on March 10, 2000, in order to preserve its rights under the advance notice requirements of Article III, Sections 3.12 of the Amended and Restated Bylaws of the Company, the Reporting Person delivered a Notice of Shareholder Nominations With Respect to 2000 Annual Meeting (the "Notice") to the Secretary of the Company. The Notice proposes five individuals (the "Kensington Nominees") for election to the Board at the 2000 Annual Meeting.


                  The Reporting Person has agreed to indemnify each Kensington Nominee from and against any losses incurred by such Kensington Nominee resulting from, relating to or arising out of the nomination of such Kensington Nominee for election as a director of the Company at the 2000 Annual Meeting. Each Kensington Nominee has agreed to be named as a nominee for election as a director of the Company at the 2000 Annual Meeting (or at any special meeting of the shareholders called for that purpose) and not to serve as a nominee for election as a director of the Company, or to otherwise stand for election as or become a director of the Company, as part of a slate of nominees proposed by any party (including the Board of Directors of the Company or its Nominating Committee) other than the Reporting Person unless such slate includes a number of nominees proposed by the Reporting Person sufficient to constitute a majority of the members of the Board of Directors of the Company.


                  The Reporting Person intends to continue to discuss the issues of additional Board representation with the Company, however, the Reporting Person can not assure that any agreement will be reached between it and the Company. If the Company does not take the appropriate steps to insure the Reporting Person's satisfactory representation on the Board, the Reporting Person will consider what further actions, if any, it will take. Such further actions could include the proposal and solicitation of proxies in favor of the Kensington Nominees to stand for election at the upcoming 2000 Annual Meeting of Shareholders of the Company in opposition to the slate nominated by the Company's directors.


                  Subject to applicable legal requirements and the factors referred to herein, the Reporting Person may, from time to time, purchase additional shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares, the Reporting Person intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, and general economic, money and stock market conditions. The Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and, to the knowledge of the Reporting Person, each of the persons listed on Annex 1 to the Schedule 13D may make the same evaluation and may have the same reservation.

                  Except as described above in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Person reserves the right to buy additional shares of Common Stock or to sell shares of Common Stock from time to time.



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

               1.     Joint Filing Agreement (incorporated by reference to
                      Exhibit 1 to the Schedule 13D filed by the Reporting Person on March 6, 2000).

               2. Letter dated March 3, 2000 from Reporting Person to the Company (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Person on March 6,
                      2000).

               3. Notice of Shareholder Nominations With Respect to 2000 Annual Meeting, dated March 10, 2000.



                                       2
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               4.     Form of Indemnification Agreement by and between
                      Kensington Investment Group, Inc. and each Kensington Nominee.







                                       3
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            KENSINGTON INVESTMENT GROUP, INC.


                                            By:   /s/ John P. Kramer
                                               ------------------------------
                                            Name:  John P. Kramer
                                            Title:    President

March 13, 2000

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ John P. Kramer
                                              ----------------------------------
                                                  John P. Kramer
March 13, 2000





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
                                  EXHIBIT INDEX


Exhibit        Description
-------        -----------

1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Person on March 6, 2000).

2.             Letter dated March 3, 2000 from Reporting Person to the Company
               (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Person on March 6, 2000).

3.             Notice of Shareholder Nominations With Respect to 2000 Annual
               Meeting, dated March 10, 2000.

4.             Form of Indemnification Agreement by and between Kensington
               Investment Group, Inc. and each Kensington Nominee.






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